RECEIVED

2004 DEC 20 P 4: 20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

04046970

December 16, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Equity Investment in Other Company) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

PROCESSED
JAN 03 2005
THOMSON FINANCIAL

12/30

December 16, 2004

Equity Investment in Other Company

▫ **Details**

※ Relevant rules and regulations

Disclosure is required to be made in case that a listed company makes equity investments exceeding a 2.5 % of its total shareholders' equity at the end of previous fiscal year (including changes of capital stock and capital surplus until the time of disclosure) in other company.

→ Samsung Electronics is required to disclose its equity investments in case that the company makes equity investments in excess of KRW 738 billion (a 2.5 % of its total shareholders' equity (KRW 29.527 trillion) at the end of previous fiscal year (including changes of capital stock and capital surplus until the time of disclosure) in other listed company.

Samsung Electronics purchased the stock of SK Corporation on December 10, 2004. As a result, the company's accumulated equity investments in other companies exceeded KRW 738 billion. Therefore, Samsung Electronics is making the following disclosures.

※ Equity investments in other companies in 2004

Investee	Business	Investment date	Investment purpose	Investment target	Investment amount (billion KRW)	Ownership after investment (%)
Bokwang –1 Fund	Investment in venture companies	Apr 1, 2001	Incubation of venture company	Subscription certificate	7.5	50.00
S-LCD (investment made before S-LCD became an affiliate to Samsung Electronics)	LCD production	Apr 26, 2004	Establishment of Joint venture	Stock	630.0	50.00
SK Corporation	Oil refining, manufacturing	Dec 8, 2004	Management of cash on hand	Stock	26.1	0.31
SK Corporation	Oil refining, manufacturing	Dec 9, 2004	Management of cash on hand	Stock	65.8	1.08
SK Corporation	Oil refining, manufacturing	Dec 10, 2004	Management of cash on hand	Stock	25.6	1.39
Total	-	-	-	-	755.0	-

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 16, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Cross-License Agreement between Samsung Electronics and Sony Corporation) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

December 16, 2004

Cross-License Agreement between Samsung Electronics and Sony Corporation

▫ **Details**

1. Contract counter-party : Sony Corporation

2. Signing date : December 14, 2004

3. Cross license agreement content
   - The agreement enables the two to share patent portfolios owned by each company.

4. Effects
   - The cross license agreement is expected to bring mutual benefits to Samsung and Sony by enabling the two to effectively respond to rapidly evolving digital technologies.

※ Differentiation technology patents and design rights are excluded from the agreement in order to foster the uniqueness of each company and sound competition.

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 16, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Equity Investment in Related Party) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

December 16, 2004

Equity Investment in Related Party

▫ **Details**

1. Investee : Samsung India Electronics Ltd. (overseas subsidiary)

2. Investment amount : USD 8.6 million

   ※ Previous investments : USD 32 million

3. Samsung Electronics will make the equity investment by purchasing newly issued shares (38, 287, 200 shares) of Samsung India Electronics.

   ※ The number of shares to be purchased is subject to change based on the exchange rate at the time of the investment payment.

4. The management committee authorized the investment plan on December 13, 2004

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 16, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Debt Guarantee for Related Party) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

December 16, 2004

Debt Guarantee for Related Party

▫ **Board Committee Resolution**

The management committee of Samsung Electronics Co., Ltd. authorized a total of USD 284 million in debt guarantee for overseas subsidiaries on December 13, 2004.

▫ **Details**

1. **Samsung Electronics Philippine Manufacturing Corporation**
   - Debt guarantee : USD 10 million (renewal)
   - Guarantee period : January 1 to December 31, 2005
   - Creditor : BNP Paribas
   - Debt guarantee ceiling to Samsung Electronics Philippine Manufacturing Corporation : USD 30 million (including the renewed guarantee)

2. **Samsung Electronics Philippine Manufacturing Corporation**
   - Debt guarantee : USD 10 million (renewal)
   - Guarantee period : January 1 to December 31, 2005
   - Creditor : SCB
   - Debt guarantee ceiling to Samsung Electronics Philippine Manufacturing Corporation : USD 30 million (including the renewed guarantee)

3. **Samsung Electronics Hungarian RT. Co., Ltd.**
   - Debt guarantee : USD 4 million (renewal)
   - Guarantee period : January 1 to December 31, 2005
   - Creditor : Citibank
   - Debt guarantee ceiling to Samsung Electronics Hungarian RT. Co., Ltd. : USD 4 million (including the renewed guarantee)

4. **Samsung Japan Co., Ltd.**

- Debt guarantee : USD 15 million (renewal)
- Guarantee period : January 1 to December 31, 2005
- Creditor : BOTM
- Debt guarantee ceiling to Samsung Japan Co., Ltd. : USD 106 million (including the renewed guarantee)

5. **Samsung Asia Private, Ltd.**

- Debt guarantee : USD 60 million (renewal)
- Guarantee period : January 12, 2005 to January 11, 2006
- Creditor : BOA
- Debt guarantee ceiling to Samsung Asia Private, Ltd. : USD 205 million (including the renewed guarantee)

6. **Samsung Electronics America, Inc.**

- Debt guarantee : USD 50 million (renewal)
- Guarantee period : January 12, 2005 to January 11, 2006
- Creditor : Deutsche
- Debt guarantee ceiling to Samsung Electronics America, Inc. : USD 405 million (including the renewed guarantee)

7. **Samsung Electronics America, Inc.**

- Debt guarantee : USD 45 million (renewal)
- Guarantee period : January 26, 2005 to January 25, 2006
- Creditor : Citibank
- Debt guarantee ceiling to Samsung Electronics America, Inc. : USD 405 million (including the renewed guarantee)

8. **Samsung Electronics Mexico S.A.de C.V.**

- Debt guarantee : USD 20 million (renewal)
- Guarantee period : January 28, 2005 to January 27, 2006
- Creditor : JP Morgan
- Debt guarantee ceiling to Samsung Electronics Mexico S.A.de C.V. : USD 82 million (including the renewed guarantee)

9. Samsung Europe PLC.

- Debt guarantee : USD 60 million (renewal)
- Guarantee period : January 28, 2005 to January 27, 2006
- Creditor : BNP Paribas
- Debt guarantee ceiling to Samsung Europe PLC : USD 168 million (including the renewed guarantee)

10. Samsung Electronics Hong Kong Co., Ltd.

- Debt guarantee : USD 10 million (renewal)
- Guarantee period : February 7, 2005 to February 6, 2006
- Creditor : Citibank
- Debt guarantee ceiling to Samsung Electronics Hong Kong Co., Ltd. : USD 30 million (including the renewed guarantee)